

August 22, 2022

Oren Elkayam
Chief Executive Officer
Mobilicom Ltd
1 Rakefet Street
Shoham, Israel 6083705

> **Re: Mobilicom Ltd**
> **Amendments Nos. 6-8 to Registration Statement on Form F-1**
> **Filed August 16, 18 and 19, 2022**
> **File No. 333-264523**

Dear Mr. Elkayam:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendments Nos. 6-8 to Registration Statement on Form F-1 filed August 16, 18 and 19, 2022

General

1. We note the forum provisions in Exhibits 4.4-4.6. Please disclose whether these provisions apply to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations

thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the exhibits states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Exhibits

2. The legal opinions you file should address each security and transaction in your fee table. Currently, it appears Exhibits 5.1 and 5.2 do not address the units and pre-funded units or issuance of underlying securities. Please file revised opinions.

You may contact Charles Eastman at (202) 551-3794 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Greg Sichenzia